UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-37877

The Bank of N.T. Butterfield & Son Limited

(Translation of registrant’s name into English)

65 Front Street

Hamilton, HM 12

Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Attached hereto (i) as Exhibit 99.1 is The Bank of N.T. Butterfield & Son Limited’s Earnings Release for the third quarter ended September 30, 2016, discussing the registrant’s financial performance during the third quarter of 2016 and other developments, including the resignation of Mr. Richard Venn from the board of directors, and (ii) as Exhibit 99.2 are the Interim Consolidated Financial Statements of The Bank of N.T. Butterfield & Son Limited for the third quarter ended September 30, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2016	THE BANK OF N.T. BUTTERFIELD & SON LIMITED

	By:	/s/ Shaun Morris
	Name:	Shaun Morris
	Title:	General Counsel and Group Chief Legal Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Earnings Release for the third quarter ended September 30, 2016
99.2	Interim Consolidated Financial Statements for the third quarter ended September 30, 2016